Exhibit 99.1

Press Release

For immediate release

Banle Group Highlights Strategies for Sustainable Growth During Investor Webinar

Hong Kong April 24, 2024 (GLOBE NEWSWIRE) – On April 23, 2024, Banle Group (the “Group”) (NASDAQ: BANL), a reputable marine fuel logistic company in the Asia Pacific region, hosted an Investor Webinar. During the webinar, Mr. Teck Lim Chia, Chairman and Chief Executive Officer and Mr. Raymond Chiu, Chief Financial Officer discussed the Group’s business strategies to sustain its leading position in the Asia Pacific market and further expand into the European market, the healthy and highly liquid nature of its capital structure, as well as its initiatives in exploring the supply of alternative fuels.

“The Group has seen continual growth over the years thanks to our niche position in the bunkering industry, agile operation, prudent financial management as well as our industry reputation and knowledge. Going forward, further expansion of service network in both the Asia Pacific and Europe will give impetus to our sustainable growth. We will also take proactive steps in exploring alternative fuel options so as to swiftly respond to market demand changes,” stated Mr. Chia. “My ultimate goal is to lead the Group to new heights and create greater value for our shareholders.”

To view the webcast replay and presentation materials, please visit our corporate website:

https://www.banle-intl.com/.

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About the Banle Group

Established in 2015, CBL International Limited (Nasdaq: BANL) is the listing vehicle of Banle Group, a reputable marine fuel logistic company in the Asia Pacific region. We are committed to providing customers with one stop solution for vessel refuelling. Banle Group’s business activities are primarily focused in over 55 major ports covering Japan, Korea, China, Hong Kong, Taiwan, Vietnam, Malaysia, Singapore, Thailand, Turkey and Belgium. The Group actively promotes the use of alternative fuels and is awarded with the ISCC EU and ISCC Plus certifications.

Forward-Looking Information and Statements

Certain statements in this announcement are forward-looking statements, by their nature, subject to significant risks and uncertainties. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

CBL INTERNATIONAL LIMITED

(Incorporated in Cayman Islands with limited liabilities)

For more information, please contact:

CBL International Limited

Email: investors@banle-intl.com